Exhibit 99.3

亚盛医药受邀出席Evercore第二届中国生物科技峰会并参加炉边谈话

中国苏州，2026年8月13日–致力于在肿瘤等领域开发创新药物的领先的生物医药企业——亚盛医药（纳斯达克代码：AAPG；香港联交所代码：6855）今日宣布，公司管理层将出席于2026年8月17日-19日在上海浦东丽思卡尔顿酒店举办的Evercore第二届中国生物科技峰会。

会议期间，公司管理层将参与由Evercore研究团队主持的炉边谈话，并开展一对一投资者交流会。

炉边谈话

日期：2026年8月18日

时间：北京时间上午7:45–8:00

地点：上海浦东丽思卡尔顿酒店，大宴会厅2厅和3厅

尊敬的投资人，如您有意与亚盛医药管理层会面交流，请联系您对应的Evercore客户代表。

关于亚盛医药

亚盛医药（纳斯达克代码：AAPG；香港联交所代码：6855）是一家综合性的全球生物医药企业，致力于研发、生产和商业化创新药，以解决肿瘤领域全球患者尚未满足的临床需求。公司已建立丰富的创新药产品管线，包括抑制Bcl-2和 MDM2-p53 等细胞凋亡通路关键蛋白的抑制剂、新一代针对癌症治疗中出现的激酶突变体的抑制剂以及蛋白降解剂。

公司核心品种耐立克®是中国首个获批上市的第三代BCR-ABL抑制剂，已获批用于治疗伴有T315I突变的慢性髓细胞白血病慢性期（CML-CP）和加速期（CML-AP）患者，以及对一代和二代TKI耐药和/或不耐受的CML-CP成年患者。该药物所有获批适应症均已被纳入中国国家医保药品目录（NRDL）。目前，亚盛医药正在开展耐立克®三项全球注册III期临床研究，分别为：获美国FDA和欧洲EMA许可的评估耐立克®治疗新诊断费城染色体阳性急性淋巴细胞白血病（Ph+ ALL）患者POLARIS-1研究；获美国FDA和欧洲EMA许可的评估耐立克®治疗经治CML-CP成年患者的POLARIS-2研究；评估耐立克®治疗SDH-缺陷型GIST患者的POLARIS-3研究。

公司另一重磅品种利生妥®是一款用于治疗多种血液系统恶性肿瘤的新型Bcl-2抑制剂。利生妥®已获中国国家药品监督管理局（NMPA）批准，用于治疗既往至少接受过一种包括布鲁顿酪氨酸激酶（BTK）抑制剂在内的系统治疗的成人慢性淋巴细胞白血病/小淋巴细胞淋巴瘤（CLL/SLL）患者。目前，亚盛医药正在开展利生妥®四项全球注册III期临床研究，分别为：获美国FDA和欧洲EMA许可的评估利生妥®联合BTK抑制剂治疗既往接受BTK抑制剂治疗超过12个月且应答不佳的CLL/SLL患者的GLORA研究；评估利生妥®一线治疗初治CLL/SLL患者的GLORA-2研究；评估利生妥®一线治疗新诊断老年或不耐受的AML患者的GLORA-3研究；以及获美国FDA和欧洲EMA许可的评估利生妥®一线治疗新诊断中高危 MDS患者的GLORA-4研究。

凭借强大的研发能力，亚盛医药已在全球范围内进行知识产权布局，并与武田、阿斯利康、默沙东、辉瑞、信达等众多领先的生物制药公司达成全球合作，同时与丹娜法伯癌症研究院、梅奥医学中心、美国国家癌症研究所和密西根大学等学术机构建立研发合作关系。如需了解更多信息，请访问 https://ascentage.com/

前瞻性声明

本新闻稿包含根据美国《1995年私人证券诉讼改革法案》，以及经修订的《1933年证券法》第27A条和《1934年证券交易法》第21E条所界定的前瞻性陈述。除历史事实陈述外，本新闻稿中的所有内容均可能构成前瞻性陈述，包括亚盛医药对未来事件、经营成果或财务状况所发表的意见、预期、信念、计划、目标、假设或预测。

这些前瞻性陈述受到诸多风险和不确定性的影响，具体内容已在亚盛医药向美国证券交易委员会（SEC）提交的文件中详细说明，包括2026年4月29日提交的20-F表格中截止2025年12月31日的年度报告中的”风险因素”和”关于前瞻性声明的警示声明”章节，2019年10月16日提交的首次发行上市招股书中的“前瞻性声明”、“风险因素”章节，以及我们不时向SEC或HKEX提交的其他文件。这些因素可能导致实际业绩、运营水平、经营成果或成就与前瞻性陈述中明示或暗示的信息存在重大差异。本前瞻性声明中的陈述不构成公司管理层的利润预测。

因此，该等前瞻性陈述不应被视为对未来事件的预测。本新闻稿中的前瞻性陈述仅基于亚盛医药当前对未来发展及其潜在影响的预期和判断，且仅代表截至陈述发表之日的观点。无论出现新信息、未来事件或其他情况，亚盛医药均无义务更新或修订任何前瞻性陈述。

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